UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Chauncey M. Lane
Husch Blackwell LLP
2001 Ross Avenue
Suite 2000
Dallas, Texas 75201
(214) 999-6129

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:

Algonquin Power & Utilities Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
BK WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,503,348 (1)

	8	SHARED VOTING POWER
25,054,315

	9	SOLE DISPOSITIVE POWER
16,503,348 (1)

	10	SHARED DISPOSITIVE POWER
25,054,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,557,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
41.47%

14	TYPE OF REPORTING PERSON:
CO, HC

(1) Represents ordinary shares of the Issuer underlying options granted under the Option and Right of First Refusal Agreement, which options have not been exercised as of the filing date.

1	NAMES OF REPORTING PERSONS:

Algonquin (AY Holdco) B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,054,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,054,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,054,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
25%

14	TYPE OF REPORTING PERSON:
CO, HC

1	NAMES OF REPORTING PERSONS:

AAGES (AY Holdings) B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,054,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,054,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,054,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
25%

14	TYPE OF REPORTING PERSON:
CO

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value of $0.10 per share, of Atlantica Yield plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF.

As of March 9, 2018, AY Holdco and AY Holdings beneficially owned an aggregate of 25,054,315, representing 25% of the issued and outstanding ordinary shares of the Issuer. Algonquin beneficially owned an aggregate of 41,557,663 ordinary shares of the Issuer (which includes the 25,054,315 also beneficially owned by AY Holdco and AY Holdings plus the 16,503,348 ordinary shares of the Issuer underlying call options), representing approximately 41.47% of the issued and outstanding ordinary shares of the Issuer (collectively, the “Ordinary Shares”).

Item 2. Identity and Background

(a), (f)	This statement is being filed by:

(i)	Algonquin Power & Utilities Corp., a Canadian corporation (“Algonquin”);

(ii)	Algonquin (AY Holdco) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“AY Holdco”); and

(iv)
AAGES (AY Holdings) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“AY Holdings,” and together with Algonquin and AY Holdco, the “Reporting Persons”).

Set forth on Schedule A to this Schedule 13D and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Persons.

The Reporting Persons have entered into a joint filing agreement, dated as of March 9, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal business and principal office of Algonquin is 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1.

The address of the principal business and principal office of AY Holdco is Atrium Building, 8th Floor, Strawinskylaan 3127, 1077 ZX Amsterdam, The Netherlands.

The address of the principal business and principal office of AY Holdings is Atrium Building, 8th Floor, Strawinskylaan 3127, 1077 ZX Amsterdam, The Netherlands.

(c)	The principal business of Algonquin is to own and operate a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets.

The principal business of AY Holdco is to hold shares of AY Holdings and Abengoa–Algonquin Global Energy Solutions B.V., a private company with limited liability (besloten ennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“AAGES”).

The principal business of AY Holdings is to hold shares of the Issuer.

(d), (e)    During the last five years, none of the Reporting Persons and none of the persons set forth on Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds and other Considerations

The Reporting Persons obtained funds for the acquisition of the Ordinary Shares from cash on hand and a Term Facility.  The Term Facility was established pursuant to a Term Credit Agreement dated December 21, 2017 between Algonquin as borrower and the Bank of Nova Scotia and Canadian Imperial Bank of Commerce as Joint Lead Arrangers and Joint Bookrunners in the principal amount of $600 million for a term of one year.  The facility is conditional upon the fulfillment of certain conditions precedent under the Share Purchase Agreement (as defined below) and can be drawn in a single advance in part or in full.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the Ordinary Shares for investment purposes pursuant to a sale and purchase agreement dated November 1, 2017 (the “Share Purchase Agreement”), as amended pursuant to Deed of Amendment No. 1, dated January 31, 2018, Deed of Amendment No. 2, dated February 15, 2018, and Deed of Amendment No. 3, dated February 27, 2018, between ACIL Luxco 1, S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”), Algonquin, and Abengoa, S.A. (“Abengoa”), as guarantor of ACIL Luxco 1.  Pursuant to a sale and purchase agreement dated March 8, 2018 (the “On-Sale SPA”), between Algonquin and AY Holdings, Algonquin transferred the Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings, which now holds the Ordinary Shares of the Issuer.

On November 1, 2017, Algonquin and Abengoa also entered into an option and right of first refusal agreement with respect to additional Ordinary Shares of the Issuer (the “Option Agreement”).  Under the Option Agreement, Algonquin (directly or through an assignee) has the right to acquire from ACIL Luxco 1 additional Ordinary Shares representing a 16.47% aggregate equity interest in the Issuer.

Also on November 1, 2017, Algonquin and Abengoa entered into a memorandum of understanding (the “AAGES MOU”), pursuant to which Algonquin and Abengoa established AAGES, which is a joint venture company owned 50% by Algonquin through AY Holdco and 50% by Abengoa through a subsidiary.  The business of AAGES is developing global utility infrastructure projects.  In addition, AAGES has formed a subsidiary, AY Holdings, to hold the initial 25% Ordinary Shares of the Issuer.  Pursuant to the terms of the articles of association and joint venture agreements of AAGES and AY Holdings, Abengoa and its affiliates have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings, such power resides with AY Holdco as the holder of preferred shares of AY Holdings. The terms of the AAGES MOU were superseded by the documents governing AAGES and AY Holdings.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The disclosures in Item 6 are herein incorporated by reference.

Item 5.  Interest in Securities of the Issuer

(a) , (b) As of March 9, 2018, AY Holdings is the direct beneficial owner of 25,054,315 Ordinary Shares, which represents 25%,  and Algonquin beneficially owns 41,557,663 Ordinary Shares, representing 41.47% (which includes 16,503,348 Ordinary Shares underlying the Option Agreement) based on the shares outstanding as of March 9, 2018.  Algonquin and AY Holdco, through their ownership of AY Holdings, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by AY Holdings.

(c)  Except as disclosed in this Schedule 13D, no Reporting Person has affected any transactions in the Ordinary Shares during the past sixty days.

(d)  Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreement

On November 1, 2017, ACIL Luxco 1, Algonquin, and Abengoa, as guarantor of ACIL Luxco 1, entered into the Share Purchase Agreement. Under the Share Purchase Agreement, ACIL Luxco 1 agreed to transfer to Algonquin or its assignee that number of Ordinary Shares of the Issuer (rounded up to the nearest whole number) representing as of the date of completion 25.0%, and not less than 25.0%, of the Issuer’s issued share capital. Such transfer was conditional upon, inter alia, a waiver from the Department of Energy in respect of minimum ownership provisions for certain electricity infrastructure projects located in the United States, the consent of the Federal Energy Regulatory Commission in respect of the same projects, the release of any encumbrances over the shares subject to the transfer, any required consents from any financing parties, and certain other conditions.  Pursuant to the On-Sale SPA, Algonquin agreed to transfer the Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings.  The conditions under the Share Purchase Agreement having been satisfied or waived, the Reporting Persons’ 25.0% shareholding in the Issuer was transferred to AY Holdings on March 9, 2018 for a total consideration of $607,567,139, with additional consideration payable upon the satisfaction of certain events as described in the Share Purchase Agreement and On-Sale SPA.

AAGES MOU

On November 1, 2017, Algonquin and Abengoa entered into the AAGES MOU. The purpose of the AAGES MOU was to establish AAGES, a joint venture company owned 50% by Algonquin through a subsidiary and 50% by Abengoa through a subsidiary for the purpose of developing global utility infrastructure projects. AAGES was incorporated in the Netherlands on January 31, 2018.  The terms of the AAGES MOU were superseded by the governing documents of AAGES and AY Holdings.

Algonquin financed the acquisition of the Ordinary Shares under the Share Purchase Agreement. Pursuant to the governing documents of AAGES and AY Holdings, Algonquin as the provider of funding for such purchase has the sole and exclusive right to exercise any and all rights, assert any and all claims, and exercise and enforce any and all remedies of AY Holdings as the owner of such shares, including the nomination or appointment of any director of the Issuer or the vote on any matter for which AY Holdings is entitled to vote as the holder of such Issuer’s securities, and to enter into any agreement on behalf of AY Holdings in relation to the foregoing.

Certain restrictions are in place under the AAGES governing documents relating to the transfer of AAGES shares. A transfer in violation of these restrictions, or insolvency of Algonquin or Abengoa, vests the other with the right to purchase the entirety of the other’s ownership interests in AAGES.

Option Agreement

On November 1, 2017, ACIL Luxco 1, Algonquin, and Abengoa entered into the Option Agreement. Under the Option Agreement, Algonquin (directly or through an assignee) has a right to acquire ACIL Luxco 1’s remaining 16.47% aggregate equity interest in the Issuer, subject to the condition that the option be exercised within 60 days after the date of the initial 25.0% transfer.

Atlantica Yield Shareholders Agreement

Algonquin and AAGES have entered into a Shareholders Agreement with the Issuer (the “AY Shareholders Agreement”), effective March 9, 2018. The AY Shareholders Agreement will terminate when either Algonquin and its affiliates or AAGES and its affiliates (individually, an “Investor”, collectively, the “Investors”), holds less than 10% the total voting rights attached to the then outstanding Ordinary Shares of the Issuer.  Additionally, Investors may, but are not required to, terminate the agreement if the Issuer’s board confirms a dividend policy of less than 80% of cash available for distribution.

Pursuant to the AY Shareholders Agreement and in accordance with the articles of association, upon delivery to the Issuer of the resignation of a Resigning Director, as defined in the AY Shareholders Agreement, Algonquin shall appoint a new director nominee. In addition thereafter, if and to the extent provided in the Issuer’s Articles of Association, such Investor shall have the right to appoint to the Issuer’s board the maximum number of directors that corresponds to such Investor’s percentage interest of total voting securities, provided, however, that the maximum number of directors that Investors collectively may appoint is limited to the lesser of (i) such number of directors as corresponds to 41.5% of Ordinary Shares or  (ii) no more than 50% less one of the board.  In addition, for so long as an Investor and its affiliates hold in aggregate 25% or more of the Ordinary Shares, at least one board member elected by the Investor shall be given the opportunity, and if accepted, shall be elected to a committee of directors.

Under the AY Shareholders Agreement, the Issuer may raise funding by way of issue and allotment of equity securities, loan notes or other borrowing arrangements. Subject to the standstill provision in the Agreement, each Investor has a preemptive right to purchase up to 100% of any proposed allotment or issue of equity securities of the Issuer if certain conditions are met. Pursuant to the standstill provision of the AY Shareholders Agreement, the Investors, in the aggregate cannot hold, greater than 41.5% of Issuer, subject to limited exceptions.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated March 9, 2018, among Algonquin Power & Utilities Corp., Algonquin (AY Holdco) B.V. and AAGES (AY Holdings) B.V.
99.2	Sale and Purchase Agreement, dated November 1, 2017, between ACIL Luxco 1 S.A., Algonquin Power & Utilities Corp., and Abengoa, S.A., as amended pursuant to Deed of Amendment No. 1, dated January 31, 2018, Deed of Amendment No. 2, dated February 15, 2018, and Deed of Amendment No. 3, dated February 27, 2018.
99.3	On-Sale Purchase Agreement, between Algonquin Power & Utilities Corp. and AAGES (AY Holdings) BV, dated March 8, 2018.
99.4	Option and Right of First Refusal Agreement, dated November 1, 2017, between ACIL Luxco 1 S.A., Algonquin Power & Utilities Corp., and Abengoa, S.A.
99.5	Shareholders Agreement by and among Algonquin Power & Utilities Corp., Abengoa-Algonquin Global Energy Solutions B.V. and Atlantica Yield PLC, dated March 5, 2018.
99.6	Term Credit Agreement among Algonquin Power & Utilities Corp., The Bank of Nova Scotia, and Canadian Imperial Bank of Commerce dated December 21, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9th, 2018
ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

By:	/s/ Chris Jarratt
Name:Chris Jarratt
Title: Vice Chair

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Managing Director A

By:	/s/ Bart van Dijk
Name: Bart van Dijk
Title: Managing Director B

AAGES (AY HOLDINGS) B.V.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Managing Director A

By:	/s/ Bart van Dijk
Name: Bart van Dijk
Title: Managing Director B

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of the Reporting Persons.

ALGONQUIN POWER & UTILITIES CORP. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship
Christopher J. Ball	229 Niagara Street Toronto, Ontario M6J 2L5	Executive Vice President, Corpfinance International Limited; President, CFI Capital Inc.	Canada

Christopher K. Jarratt	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Vice Chair, Algonquin Power & Utilities Corp.	Canada

D. Randy Laney	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Kenneth Moore	70 University Ave #1400, Toronto, Ontario M5J 2M4	Managing Partner, NewPoint Capital Partners Inc.	Canada

Ian E. Robertson	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada

Masheed Saidi	354 Davis Road, Suite 100 Oakville, Ontario, L6J 2X1	Director Algonquin Power & Utilities Corp.	USA

Dilek Samil	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Director, Algonquin Power &Utilities Corp.	USA

Melissa Stapleton Barnes	Lilly Corporate Center Indianapolis, Indiana 46285	Senior Vice President, Enterprise Risk Management and Chief Ethics and Compliance Officer, Eli Lilly and Company	USA

George L. Steeves	30 Catherine Avenue Aurora, Ontario, L4G 1K5	Senior Project Manager, True North Energy	Canada

ALGONQUIN POWER & UTILITIES CORP. EXECUTIVE OFFICERS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship

David Bronicheski	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Financial Officer, Algonquin Power &Utilities Corp.	Canada

David Pasieka	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Operating Officer, APUC’s Liberty Utilities Group	Canada

Ian E. Robertson	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Executive Officer, Algonquin Power &Utilities Corp.	Canada

Christopher K. Jarratt	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Vice Chair, Algonquin Power & Utilities Corp.	Canada

Mike Snow	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Operating Officer, APUC’s Liberty Power Group	Canada

ALGONQUIN (AY HOLDCO) B.V. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship

Ian E. Robertson	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada

Bart van Dijk	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager Legal, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager Finance, Vistra Netherlands	Netherlands

AAGES (AY HOLDINGS) B.V. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship

Ian E. Robertson	Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada

Bart van Dijk	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager Legal, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager Finance, Vistra Netherlands	Netherlands